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                              June 7, 2022

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street
       Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 24, 2022
                                                            File No. 333-262835

       Dear Mr. Ratzabi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Capitalization, page 48

   1. We read your response to comment 6. Please revise to disclose the amount of the revalued related-party
loan agreements, the difference between the fair value of the modified terms and the
carrying value of the original loans and the value of the equity conversion feature.
Please disclose how you determined the amounts and
                                                        the significant
estimates and assumptions used to determine the values. Please disclose, if true, that based on the
terms of the equity conversion feature, you are assuming the related-party loan
agreements will be converted into Ordinary Shares at a conversion rate of $1.87 per share.
Given the IPO price is substantially higher, please tell us in detail how
 Haim Ratzabi
Jeffs' Brands Ltd
June 7, 2022
Page 2
         you considered this in valuing the equity conversion feature. Also, please disclose in greater detail the nature and amounts of each adjustment you made to each line item to arrive at the amounts in the Pro Forma column.
2. You disclose changes in other liabilities in the Pro Forma column related to accrued interest and derivative liabilities. Please disclose the nature and amount of the other adjustments made to the other liabilities balance.
3. The balances for total shareholders' equity and total capitalization in the Pro Forma As
         Adjusted column were not properly totaled. Please clarify or revise. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

4. We note your disclosure that your results of operations were affected by supply chain disruptions related to COVID-19. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. As a related matter, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, related to delays in the global supply chain. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Business, page 61

5. We note your disclosure on page 21 that inflation could affect consumer spending or buying habits, demand for your products and could increase your cost of goods sold and expenses. Please revise to discuss any material inflationary pressures in greater detail to include their resulting impacts on the company's business and operations. Please also discuss in greater detail the company's actions, taken or anticipated, if any, to mitigate any identified inflationary pressures. Lastly, if any identified inflationary pressures have materially impacted or are expected to materially impact the company's business and operations, please add a risk factor identifying and discussing the inflationary pressure and how it has affected or may affect the company's business and operations.
Beneficial Ownership of Principal Shareholders and Management, page 102 FirstName LastNameHaim Ratzabi
6. Refer to footnote 2. For Medigus Ltd., please revise to disclose the natural person or
Comapany    NameJeffs'
       persons         Brands
                who have  votingLtd
                                 or investment power with respect to the
ordinary shares listed in
       the table.
June 7, 2022 Page 2
FirstName LastName
 Haim Ratzabi
FirstName   LastNameHaim    Ratzabi
Jeffs' Brands Ltd
Comapany
June  7, 2022NameJeffs' Brands Ltd
June 7,
Page   3 2022 Page 3
FirstName LastName
Exhibits and Financial Statement Schedules
Exhibit 23.1, page II-3

7. Please make arrangements with your auditor for them to revise their consent to reference the correct report date.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Angela Gomes